Exhibit 99.2

BV Power Alpha LLC

Financial Statements as of and for the years ended December 31, 2024 and 2023 and Report of Independent Registered Public Accounting Firm (PCAOB ID 52)

BV POWER ALPHA LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Members of BV Power Alpha, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BV Power Alpha, LLC (the “Company”) as of December 31, 2024 and 2023, and the related statements of income, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 4, the Company underwent a change in control that resulted in pushdown accounting and required the Company to assess the fair value of the assets and liabilities of the Company and resulting goodwill on the date of the change in control transaction.

The primary procedures we performed to address this critical matter included:

●	Obtaining the accounting memorandum for such transaction and concluding on the accounting treatment and relevant assets and liabilities subject to fair value

●	Verifying the reasonableness of the fair value of the Company on the date of the acquisition as well as the fair value of the assets and liabilities to determine goodwill recognized with the transaction

●	Assessing the reasonableness of the valuation performed on the Company’s property and equipment, as well as the skills, knowledge and expertise the third-party valuation expert who prepared such valuation

As described in Note 2, the Company has a complex estimate related to an annual true-up adjustment of utility costs from the Company’s third-party utility provider that is billed well after year-end.

The primary procedures we performed to address this critical matter included:

●	Verifying the mathematical accuracy of the Company’s estimate calculation and the key inputs used to determine such estimate

●	Assessing the reasonableness of assumptions and inputs used to determine such estimate

As described in Note 2, the Company has a significant allowance for credit losses and provision for credit losses as a result of partial and non-payments from the Company’s customers.

The primary procedures we performed to address this critical matter included:

●	Obtaining the Company’s accounting for credit losses memo and reviewing related accounting considerations

●	Testing the Company’s allowance for credit losses based upon Company prepared reconciliations and subsequent cash collections

●	Performing an annual analysis to roll-forward the allowance for credit losses and provision for credit losses for both 2024 and 2023

/s/ Berkowitz Pollack Brant Advisors + CPAs, LLP

We have served as the Company’s auditor since 2025.

West Palm Beach, FL

May 27, 2025

BV Power Alpha LLC

Balance Sheets

	December 31,
	2024	2023
Assets

Current assets:
Cash and cash equivalents	$131,107	$4,722,904
Accounts receivable, net	359,361	1,770,727
Accounts receivable - related party	370,405	4,109
Loan receivable - related party	1,045,315	-
Assets held for sale	64,286	164,286
Other current assets	60,071	22,048
Total current assets	2,030,545	6,684,074

Property, plant and equipment, net	7,356,397	6,225,530
Goodwill	4,851,136	-
Operating lease right-of-use assets	188,936	294,884

Total assets	$14,427,014	$13,204,488

Liabilities and members’ equity:

Current liabilities:
Accounts payable and accrued expenses	$1,855,889	$1,474,206
Contract liabilities	1,666,580	1,389,000
Loans payable - related party	18,750	-
Current portion of operating lease liabilities	107,409	105,949
Other current liabilities- customer deposits	-	65,000
Total current liabilities	3,648,628	3,034,155

Operating lease liabilities, net of current portion	81,528	188,937

Total liabilities	3,730,156	3,223,092

Commitments and contingencies (see Note 7)
Members’ equity	1,086,394	6,021,243
Retained earnings	9,610,464	3,960,153
Total member’s equity	10,696,858	9,981,396

Total liabilities and members’ equity	$14,427,014	$13,204,488

See accompanying notes to the financial statements

BV Power Alpha LLC

Statements of Income

	For the Year Ended December 31,
	2024	2023
Revenues	$26,812,212	$27,889,809

Costs and operating expenses:
Cost of revenues	14,719,608	14,466,116
Depreciation and amortization	828,846	2,266,588
Provision for credit losses	3,907,889	3,908,116
Selling, general and administrative expenses	1,706,278	1,726,098
Total costs and operating expenses	21,162,621	22,366,918

Income from operations	5,649,591	5,522,891

Other Income (expense)
Impairment charges	-	(293,732)
Loss on disposal of property, plant and equipment	-	(29,300)
Other Income/(expense), net	720	14,282
Total other income (expense)	720	(308,750)

Net Income	$5,650,311	$5,214,141

See accompanying notes to the financial statements.

BV Power Alpha LLC

Statements Members’ Equity (Deficit)

For the Years Ended December 31, 2024 and 2023

	Member’s Equity	Retained Earnings/ (Accumulated Deficit)	Total
Balance at January 1, 2023	$7,574,207	(1,253,988)	$6,320,219
Net Income		5,214,141	5,214,141
Member distributions	(1,552,964)		(1,552,964)
Balance as of December 31, 2023	$6,021,243	$3,960,153	$9,981,396
Net Income		5,650,311	5,650,311
Member contributions	3,105,694		3,105,694
Impact of push down accounting - Goodwill	4,851,136		4,851,136
Impact of push down accounting - property, plant and equipment	1,810,558		1,810,558
Member distributions	(14,702,237)		(14,702,237)
Balance as of December 31, 2024	$1,086,394	$9,610,464	$10,696,858

See accompanying notes to the financial statements

BV Power Alpha LLC

Statements of Cash Flows

	December 31,
	2024	2023
Cash flows from operating activities:

Net income	$5,650,311	$5,214,141
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	-	29,300
Depreciation and amortization	828,846	2,266,588
Impairment loss	-	293,732
Provision for credit losses	3,907,889	3,908,116
Changes in operating assets and liabilities:
Accounts receivables	(2,862,819)	(5,516,631)
Other current assets	(38,023)	48,273
Accounts payable and accrued expenses	381,683	(1,283,125)
Contract liabilities	277,580	(567,400)
Customer deposits	(65,000)	65,000
Net cash provided by operating activities	8,080,467	4,457,994

Cash flows from investing activities:

Purchase of assets held for sale	-	(44,018)
Purchase of property, plant and equipment	(149,156)	(380,191)
Proceeds from sale of assets held for sale	100,000	36,000
Investment is loan receivable related party	(1,045,315)	-
Net cash used by investing activities	(1,094,471)	(388,209)

Cash flows from financing activities:

Proceeds from a related party loan	18,750	-
Contributions from members	3,105,694
Distributions to members	(14,702,237)	(1,552,964)
Net cash used by financing activities	(11,577,793)	(1,552,964)

Net (decrease) increase in cash and cash equivalents	(4,591,797)	2,516,821

Cash and cash equivalents, beginning of year	4,722,904	2,206,083

Cash and cash equivalents, end of year	$131,107	$4,722,904
Supplemental disclosure of cash flow information:
Goodwill recognized due to change in control transaction	4,851,136	-
Property, plant and equipment revaluation due to change in control transaction	1,810,558	-

See accompanying notes to the financial statements.

BV POWER ALPHA LLC

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

BV Power Alpha LLC (the “Company” or “BV Power”) is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (AI), and high - performance data processing.

The Company’s core operations include hosting services, leasing space, power capacity, and equipment within its data center facility to customers requiring computing power. The Company also offers modular digital asset mining containers for lease or purchase, along with related hardware and support services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility true-up adjustment

BV Power procures electricity through a local utility provider that oversees the purchasing, billing, and reconciliation of utility costs. Under this arrangement, BV Power undergoes an annual true up adjustment to reconcile estimated energy costs with actual consumption and final rates provided by the local utility provider. As of December 31, 2024, the estimated true up accrual expense for the year is $49,277, which is included as a reduction in cost of revenues in the accompanying statements of income which reflects the anticipated adjustment for the energy usage and rates. For the year ended December 31, 2023, the true up resulted in a refund of $1,360,635 which, is included as a reduction in cost of revenues in the accompanying statements of income.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies operating in the industry.

Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact Company’s operations and financial performance.

The Company may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in assessing performance and allocating resources. The Company, through its Chief Executive Officer in his role as chief operating decision maker, views Company operations and manages the business as one operating segment.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the promised goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. In determining whether goods or services are distinct, the Company evaluates certain criteria, including whether () the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (capable of being distinct) and (ii) the good or service is separately identifiable from other goods or services in the contract (distinct in the context of the contract).

The Company then determines the transaction price, which is the amount of consideration it expects to be entitled from a customer in exchange for the promised goods or services for each performance obligation and recognizes the associated revenue as each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which it expects to be entitled. Variable consideration includes payments in the form of collaboration milestone payments. If an arrangement includes collaboration milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price.

The Company’s contract to supply equipment, power capacity, and space within its data center facility is accounted for as a single performance obligation. Revenue is recognized over time as the Company’s contractual performance obligation is satisfied. The contract includes a variable element whereby contract revenue is adjusted monthly based on actual power usage compared to the fixed base specified in the contract. The Company accounts for these variable elements in the period incurred.

The Company’s main customer is billed monthly, in advance of services provided, in accordance with the agreed-upon contractual terms. Billings are typically collected within 30 days. The timing of revenue recognition, billings, and cash collections results in deferred revenue (“Contract liabilities”) in the accompanying balance sheets. Effective March 31, 2024, the Company and its main customer entered into an agreement to replace the main customer with a separate, unrelated customer on June 30, 2024. The separate, unrelated customer currently subcontracts approximately 50% of the main customer’s contract.

The Company did not bill its main customer for the variable portion of energy usage due to the annual true-up adjustment process to account for actual energy usage over the prior 12 month period, which occurs in the month of June every year. Revenue related to this variable portion is recognized upon true-up adjustment invoicing.

The Company’s other customer is billed monthly, in arrears of services provided, in accordance with the agreed upon contractual terms. The Company requires a security deposit that is subject to increases based upon the customer’s energy usage. Billings are typically collected within 30 days. The timing of revenue recognition, billings, and cash collections results in accounts receivable and customer deposits in the accompanying balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist of cash and cash equivalents, accounts receivable and loan receivable. The carrying value of all these financial instruments approximates fair value. The amount of cash on deposit with the financial institution did not exceed the $250,000 federally insured limit as of December 31, 2024. However, as of December 31, 2023, the Company had approximately $4,473,000 on deposit in excess of insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on its cash.

Approximately 97% and 99% of the Company’s revenues as of and for the years ended December 31, 2024, and 2023, respectively, were derived from one primary customer, Blue Ridge. It is important to note that Blue Ridge services a broader customer base, and the revenue from Blue Ridge is further distributed across several subtenants within their customer pool. Therefore, while the Company has significant revenue concentration from Blue Ridge, the revenue is not solely dependent on a single end customer but is instead spread across various subtenants of Blue Ridge.

Approximately 50% of this revenue concentration is derived from a subcontract between Blue Ridge and a separate unrelated customer. As of December 31, 2024, the Company was engaged in buyout negotiations with a separate unrelated customer to potentially replace its main customer. See Note 9 – Subsequent Events for further details.

Approximately 90% and 89% of the Company’s cost of services for the years ended December 31, 2024, and 2023, respectively, were from one energy provider. Approximately 69% and 94% of the Company’s accounts payable and accrued expenses as of December 31, 2024, and 2023, respectively, were due to this energy provider.

As of December 31, 2024, the Company had a loan receivable of $1,045,315 from member VCV Digital. The Company believes the loan is fully collectible.

The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Cash and Cash Equivalents

Cash and Cash equivalents includes all cash balances and highly liquid investments with original maturities of three months or less. The Company classifies these items as current assets in balance sheet. In accordance with ASC 230-10-50-1, cash and cash equivalents are presented in the cash flow statement. The Company had $131,107 and $4,722,904 in cash as of December 31, 2024, and December 31, 2023, respectively. There were no cash equivalents as of December 31, 2024, and 2023.

Accounts Receivables

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”) and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical, current and reasonable supportable forecast of the net trade receivables. The Company compares the amounts ultimately collected to the total historical billings to provide a reasonable base in the foreseeable future, subject to any significant changes in economic or other factors, to calculate the estimated non-collections for historical customer billings. The Company has one large customer, for which the probability of credit losses is assessed to be 100% based on historical information. As of December 31, 2024, and 2023, the Company had a reserve for expected credit loss of $8,105,825 and $3,908,116, respectively.

Property, Plant and Equipment, Net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Major improvements that enhance the functionality or extend the asset’s useful life are capitalized, while routine maintenance and repairs are expensed as incurred. Upon disposal or retirement, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. As of December 31, 2024, and 2023, the Company had 9 and 23 mining containers, respectively, classified as held for sale. Additionally, as of December 31, 2024, and 2023, the Company had 8 containers in operations, which are included in the property, plant, and equipment on the accompanying balance sheets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Property, plant, and equipment	Years
Computers/IT	3
Equipment	11
Leasehold improvements	Shorter of useful life or life of lease
Transformers	13
Mining containers	13

Impairment of Long-Lived Assets

The Company reviews its long lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment exist, the Company evaluates recoverability by comparing the carrying amount of the asset to its estimated undiscounted future cash flows. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized based on the asset’s fair value. As of December 31, 2023, the Company determined that the estimated market value of its mining containers was less than cost. The Company recorded impairment losses of $293,732, which is recorded in other income (expense) in the accompanying statements of income.

Assets Held for Sale

The Company classifies long-lived assets as held for sale when management has approved and committed to a formal plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer has been initiated, the sale is probable and expected to be completed within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value, and it is unlikely that significant changes to the plan will be made or withdrawn. Upon classification as held for sale, the asset is measured at the lower of its carrying amount or fair value less costs to sell, and depreciation ceases. If the carrying amount exceeds fair value less costs to sell, an impairment loss is recognized in the period the held-for-sale criteria are met, while gains on sale are recognized only upon completion of the transaction. The Company assesses the fair value of assets held for sale at each reporting period until the asset is sold or reclassified as an operating asset if it no longer meets the held for sale criteria.

Goodwill

Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually in the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded with respect to goodwill during the year ended December 31, 2024.

Leases

Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit interest rate when it is readily determinable. In the absence of an implicit interest rate, management has elected the practical expedient to use an incremental borrowing rate as the discount rate.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Members’ Equity

The Company’s ownership is comprised of two members with membership interest of 50% each as of December 31, 2024 and 2023.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. The members include the Company’s taxable income or loss in their personal income tax returns. As a result, no income tax provision is included in the accompanying financial statements. Transactions for which tax deductibility or the timing of deductibility is uncertain are reviewed based on their technical merits in determining distribution of the Company’s income. Penalties and interest assessed by income taxing authorities are included in selling, general, and administrative expenses. No interest or penalties were recognized during the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Effective January 1, 2023, the Company adopted Accounting Standards Update No. (“ASU”) 2016-13, Financial Instruments – Credit Losses, with updated guidance for the accounting for credit losses for financial instruments. The updated guidance applies a credit loss model (current expected credit losses) for determining credit-related impairments for financial instruments measured at amortized cost and requires an entity to estimate the credit losses expected over the life of an exposure. The estimate of expected credit losses considers both historical and current information, as well as reasonable and supportable forecasts, including estimates of prepayments. The expected credit losses and subsequent adjustments to such losses are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value presented on the balance sheet at the amount expected to be collected. The adoption of this standard did not have a material impact on the financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. Under the standard, the accounting guidance improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The standard is not expected to have a significant impact on the Company’s financial statements.

The Company was not subject to nor did the Company adopt any other new accounting pronouncements during the years ended December 31, 2024, and 2023 that had a material impact on the financial condition, results of operations, or cash flows.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following:

	December 31,
	2024	2023
Computers/IT	$164,751	$725,128
Equipment	3,424,371	3,637,129
Leasehold improvements	2,846,345	3,033,880
Transformers	1,554,533	1,667,613
	7,990,000	9,063,750
Accumulated depreciation and amortization	(633,603)	(2,838,220)
Total	$7,356,397	$6,225,530

Depreciation and amortization expenses were $828,846 and $2,266,588 for the years ended December 31, 2024, and 2023.

Asset held for sale

As of December 31, 2024, and 2023, the Company had 9 and 23 mining containers respectively classified as held for sale. These containers are measured at the lower of their carrying amount or fair value less costs to sell, in accordance with ASC 360-10.

During the years ended December 31, 2024 and 2023, the Company sold 14 and 2 mining containers, respectively, generating total proceeds of $100,000 and $36,000. No gain or loss was recognized on these sales as they were sold at cost. Depreciation ceased on these containers once they were classified as held for sale.

Impairment

The Company evaluated its mining containers for impairment. As of December 31, 2023, the Company assessed the recoverability of its mining containers and determined that the estimated selling value was lower than the cost. Accordingly, the Company impaired a portion cost of its mining containers. As a result, the Company recognized an impairment loss of $293,732 for the year ended December 31, 2023. This impairment is recorded in Other Income (Expense) in the accompanying Statements of Income.

4.	BUSINESS COMBINATION AND CONTROL OBTAINED BY A RELATED PARTY

Effective February 7, 2024, the Company underwent a change in control due to a step acquisition by VCV Digital Solutions LLC. VCV Digital Solutions acquired 50% of the issued and outstanding membership interest of the Company from a related party, adding to its existing 45% indirect interest held through its subsidiary, Tiger Cloud LLC. As a result, VCV Digital Solutions, via Tiger Cloud LLC, obtained full control of the Company. The Company elected to apply pushdown accounting in its financial statements.

The financial statements for periods prior to the change in control transaction reflect the historical basis of accounting, while the financial statements for periods subsequent to the change in control reflect the new basis of accounting established by the accounting acquirer.

The total purchase consideration for the additional 50% interest was $7,684,150. As a result of the step acquisition, the assets and liabilities of the Company were revalued at fair value. The following adjustments were made:

●	Property, Plant and Equipment: increased by $1,810,558 to reflect fair value.

●	Goodwill: Recognized at $4,851,136 as the excess of the purchase price over the fair value of net identifiable assets.

The impact of these adjustments is reflected in the accompanying balance sheet as of December 31, 2024. The Company expects increased depreciation and amortization expenses in future periods due to the revaluation of assets.

The goodwill recognized in this transaction represents the excess consideration paid over the identifiable net assets, reflecting expected synergies, future economic benefits, and the value of the acquired business operations. In accordance with ASC 350 – Intangibles – Goodwill and Other, goodwill is not amortized but is subject to an annual impairment assessment, or more frequently if indicators of impairment arise. As of December 31, 2024, the Company has assessed that no impairment indicators exist, and goodwill remains recorded at its carrying amount.

5.	REVENUE

The Company generated revenue from hosting services which represents sole its revenue stream. Given that all revenue is derived from this single source, no further disaggregation is necessary. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies.

Contract Liabilities (Deferred Revenues)

Contract liabilities consist of amounts received from customers for which revenue has not been recognized. These amounts are classified as deferred revenue on the accompanying balance sheet and recognized as revenue as the related services performed.

The following table presents the change in the Company’s contract liabilities for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023
Balance at the beginning of the year	$1,389,000	$1,956,400
Deferred during the year	1,956,400	1,389,000
Recognized as revenue during the year	(1,678,820)	(1,956,400)
Balance at the end of the year	$1,666,580	$1,389,000

Current	$1,666,580	$1,389,000
Non current	-	-

As of December 31, 2024, the Company expects to realize substantially all the deferred revenue within 12 months and accordingly, these amounts are classified as current liabilities. There were no significant changes to contract terms, refund policies, or performance obligations during the period presented. The Company had no material contract assets as of December 31, 2024 and 2023.

6.	LEASES

The Company leases land under a ground lease agreement to support its data center facility. Lease payments are made in cash in accordance with the lease terms. During 2024 and 2023, approximately $109,000 was paid each year toward lease obligations. ROU assets consisted of the following:

	December 31,
	2024	2023

Operating ROU	$188,936	$294,884

As of December 31, 2024, and 2023, the weighted average remaining lease term for operating lease is 1.75 years and 2.75 years, respectively. As of December 31, 2024, and 2023, the weighted average discount rate for operating lease was 1.37%.

The lease agreement includes extension options, which may extend the lease beyond the original period. The Company has not included the potential impact of these extension options in the calculation of the lease term or related lease liabilities.

During the years ended December 31, 2024 and 2023, the Company made cash payments to reduce its operating lease liabilities of approximately $109,000 for each year.

Future minimum non-cancelable lease commitments under this lease are as follows:

Operating
2025	$109,200
2026	81,900
Total undiscounted cash flows	191,100
Less, present value discount	(2,164)
Total lease obligations	$188,936

7.	COMMITMENTS AND CONTINGENCIES

Energy Contract

The Company has an energy services contract with a third party, which expires in October 2026. Under the terms of the agreement, the Company is committed to pay a minimum of $256,000 monthly for energy used in the previous month. Usage in excess of $256,000 is invoiced to the Company in arrears on a monthly basis. The Company may terminate this agreement prior to its expiration date for an early termination fee of

$400,000.

Customer Contracts

The Company has a contract with its main customer to provide access to the data center facility, equipment, and power supply through April 2026.

Letter of Credit

As security for the energy contract, a related party has entered a stand-by letter of credit (“LC”) arrangement with its financial institution totaling $3,000,000 on behalf of the Company for the benefit of the third-party energy provider.

The LC is renewed annually and is secured by a certificate of deposit (CD), which also supports the Company’s surety bond obligations. As of the financial statement issuance date, the LC remains in place and is ongoing.

Other litigations

The Company is involved, from time to time, in litigation, other legal claims, and proceedings involving matters associated with or incidental to its business, including, among other things, matters involving credit card fraud, trademarks and other intellectual property, licensing, taxation, and employee relations. The Company believes at present that the resolution of currently pending matters will not, individually or in aggregate, have a material adverse effect on its financial statements. However, the Company’s assessment of any current litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

In the normal course of business, the Company may enter into certain guarantees or other agreements that provide general indemnifications. The Company has not made any significant indemnification payments under such agreements in the past and does not currently anticipate incurring any material indemnification payments.

Consultant Agreement

The Company has a 5% profit share agreement with an unrelated third-party consultant. As part of this agreement, upon sale of the Company the consultant is also entitled to a payout based on the Company’s cash flows and a reasonable market multiple, as defined by the agreement. As of the date the financial statements, there were no agreements to sell the Company. During 2023, the Company made pre-payments of approximately $9,000, respectively, related to the profit-sharing portion of the agreement, which is included in other current assets in the accompanying balance sheet. During 2023, the consultant filed a lawsuit against the Company regarding the definition of profit and amounts owed under the agreement, recorded in other current assets on the balance sheet. During 2024, the Company fully settled the consultant’s claim for $300,000, resolving all the outstanding obligations under the agreement. As of December 31, 2024, the profit-sharing agreement is terminated, and there are no further liabilities or commitments related to this matter.

8.	RELATED PARTY TRANSACTIONS

The Company reimbursed one of its members approximately $319,000 and $432,000 for selling, general, and administrative expenses made for the benefit of the Company for the years ended December 31, 2024, and 2023, respectively.

As of December 31, 2024 and 2023, approximately $334,000 and $45,000, respectively, was due to a member and is included in accounts payable and accrued expenses.

As of December 31, 2024, the Company had a loan receivable of $1,045,315, which relates to funds loaned to VCV Digital to support its surety bond requirements. Specifically, BV Power Alpha LLC provided funds for a certificate of deposit (CD) in VCV Digital Solutions, LLC and to increase the letter of credit (LC) and surety bond. The loan is non-interest-bearing and is expected to be repaid based on contractual agreements between the parties. The Company considers the credit risk to be mitigated by the collateral value of the CD and the increased surety bond securing the loan. The Company evaluates the recoverability of loan receivables on an ongoing basis, considering factors such as the financial condition of the borrower and collateral value. As of December 31, 2024, no allowance for credit losses has been recorded, as management believes the loan is fully recoverable.

Additionally, the Company had a loan payable to a related party totaling $18,750. These transactions were made during the year 2024, and there were no such balances as of December 31, 2023.

As of December 31, 2024, the Company had receivables from related parties totaling $370,405, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $35,500 due from Atlas Cloud AI LLC, $39,558 due from Tiger AIDC LLC,

$26,315 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions. These balances reflect transactions related to the Company’s ongoing business operations and financial arrangements with related entities.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In May 2025, VCV, a related party, entered into a purchase agreement to acquire 100% of the equity interest in Blue Ridge Digital Mining, LLC, making it a wholly-owned subsidiary. Concurrently, Blue Ridge sold the Antbox containers to BV Power for the agreed consideration. The purchase consideration is $2,332,000, payable in equal monthly installments of $97,167 from August 1, 2025, through August 1, 2027. The Company is in the process of determining the fair value of the assets and liabilities acquired. The financial impact of this acquisition will be reflected in the Company’s consolidated financial statements for the period ending after the acquisition date.

In April 2025, the Company entered into a Letter of Intent (LOI) with Signing Day Sports, Inc. (“SDS”) outlining the terms and conditions of a proposed transaction in which BV Power would sell certain assets to SDS. This proposed transaction, subject to mutual agreement and the completion of a satisfactory due diligence review, is expected to close in the second half of 2025.

As outlined in the LOI, the transaction will involve the merger of BV Power into a newly formed subsidiary of SDS, and SDS will become a publicly traded company. The parties are currently working through the due diligence process, and the transaction is expected to be subject to the approval of both companies’ boards of directors and their respective shareholders. Management has determined that the execution of the LOI and the anticipated transaction do not require any adjustments to the financial statements as of the date of the issuance of these financial statements. The final financial impact of the transaction will be reflected in future periods, upon completion and closing of the transaction.